PILLSBURY WINTHROP SHAW PITTMAN LLP
2475 HANOVER STREET
PALO ALTO, CALIFORNIA 94304

June 2, 2006

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 6010

Attn: Mr. Jay Mumford

  Re:
  Techwell, Inc.—Registration Statement on Form S-1 (File No. 333-130965)

Ladies and Gentlemen:

        On behalf of Techwell, Inc. (the "Registrant"), we enclose for filing under the Securities Act of 1933, as amended, (the "Securities Act") Amendment No. 5 to the above-referenced registration statement (the "Registration Statement") together with exhibits thereto.

        Amendment No. 5 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in their letter dated May 31, 2006. Set forth below are the Registrant's responses to the Staff's comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Marked copies of Amendment No. 5 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

Contractual Obligations, page 49

1.
Revise your table of contractual obligations and commercial commitments to provide the information as of the latest fiscal year end balance sheet date as required by Item 303(a)(5) of Regulation S-K. If there have been significant changes to the amounts as of the end of the most recent interim period as compared to the end of the previous year, then you should disclose any material changes. We refer you to Section III.C. of FRR-67.

  Response: The requested revisions have been made.

Products, page 56

2.
Please describe the key product introductions mentioned on page 36.

  Response: The requested disclosure has been added.

Customers, page 59

3.
Please provide the information required by Regulation S-K Item 101(c)(1)(vii) regarding the four largest customers mentioned in the addition on page 30.

  Response: The requested disclosure has been added.

Summary Compensation Table, page 67

4.
Please tell us why the summary compensation table does not reflect the options noted in the option grants table.

  Response: The Registrant has revised the summary compensation table to reflect the options noted in the option grants table.

Principal and Selling Stockholders, Page 74

5.
Please identify the individuals who beneficially own the shares held by the entities named in the table.

  Response: The requested disclosure has been added.

6.
With a view toward disclosure, please tell us when the selling stockholders acquired their shares. Include the date of the transaction and the consideration paid.

  Response: The requested information is set forth on Exhibit A which is attached hereto.

7.
Please indicate the nature of any position, office, or other material relationship which the selling security holders has had within the past three years with the registrant or any of its predecessors or affiliates.

  Response: The requested disclosure has been added. The Registrant notes that it believes it has appropriately identified the nature of any position, office or other material relationship in the Registration Statement. The Registrant has specifically identified any current or former officer of the Registrant who is a selling stockholder by disclosing the former or current title of such officer. For all former and current employees who were or are not officers, the Registrant has noted their status as either a current or former employee, but not their exact job title. Similarly, the Registrant has identified former and current consultants in this manner. There were no other material relationships identified.

  The Registrant believes this level of disclosure is appropriate, because it believes the information material to an investor will be whether any officer (current or former) of the Registrant is selling in the offering. The Registrant also believes that a potential investor may find it informative as to whether any other current or former non-officer employees or consultants are selling shares in the offering. The Registrant has not included exact job titles for former or current employees who were or are not officers of the Registrant because it believes that this information is not relevant to a potential investor's investment decision.

8.
Please tell us which selling stockholders are broker-dealers or affiliates of broker-dealers.

  Response: The Registrant notes that Millennia 2000 Venture Capital Investment LLP is an affiliate of an NASD member. The Registrant has been informed by Millennia 2000 Venture Capital Investment LLP that it is a Japanese investment limited partnership for whom Millennia Venture Partners Co., Ltd. serves as the General Partner. The Registrant has also been informed by Millennia 2000 Venture Capital Investment LLP that Millennia Venture Partners Co., Ltd. is affiliated with MC Financial Services Ltd., a registered broker-dealer that provides certain advisory services and engages in a limited number of private placements of securities. The Registrant notes that neither Millennia 2000 Venture Capital Investment LLP, its General Partner nor MC Financial Services Ltd. are participating in this offering, other than the participation by Millennia 2000 Venture Capital Investment LLP as a selling stockholder. The Registrant further notes that no other selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

9.
Footnote 15 describes more shares than are included in the table. Please revise to clarify the reason for this inconsistency.

  Response: The referenced disclosure has been revised.

Directed Share Program, page 87

10.
We note your added disclosure that your largest shareholder will purchase shares through the directed share program. It is generally inconsistent with section 5 of the Securities Act to complete a private transaction through a registered public offering. Please tell us how your arrangement is consistent with section 5. Include in your response a detailed timeline of all discussions regarding the arrangement that indicates the substance of the discussions and the participants.

  Response: The Registrant confirms that it has not, directly or indirectly, made any offer to sell shares of its common stock to be sold in the offering through the use or medium of any prospectus or otherwise to any third party, including, TCV IV, L.P. and its affiliated fund TCV IV Strategic Partners, L.P. (collectively, "TCV"). TCV has indicated an interest in participating in the offering. However, TCV has no obligation to purchase any shares in the offering and may elect not to purchase shares. The Registrant has not confirmed this indication of interest to TCV and only intends to offer participation to TCV, if at all, in this offering by means of a preliminary prospectus that meets the requirements of subsection (a) of section 10 of the Securities Act of 1933 (the "Act"). The Registrant believes that it was appropriate to include disclosure in the Registration Statement relating to the reservation of shares that may be offered to TCV, so that potential investors were aware of this information.

  The Registrant and TCV entered into a letter agreement dated October 2, 2003 (the "Letter Agreement"), pursuant to which the Registrant agreed to use commercially reasonable efforts to cause an underwriter of its common stock in an initial public offering to offer TCV an opportunity to purchase up to $5,000,000 worth of shares in the public offering, subject to compliance with all federal and state securities laws, including, without limitation, Rule 134 of the Act, and all applicable rules and regulations promulgated by the National Association of Securities Dealers, Inc.

  In August 2005, the Registrant's board of directors began discussing the possibility of an initial public offering of its common stock. An affiliate of TCV, Richard Kimball, serves on the Registrant's board of directors. In connection with these preliminary discussions, Mr. Kimball expressed an interest on behalf of TCV to discuss participation in the initial public offering, if the Registrant decided to proceed. However, no arrangement or agreement was entered into at that time (or since) with TCV and no mention of the Letter Agreement was made.

  On January 13, 2006, members of the Registrant's management met with representatives from Lehman Brothers to discuss the directed share program and whether such program would be established. No representative from TCV was in attendance at this meeting and TCV was not discussed.

  On or about February 15, 2006, the Registrant determined to reserve shares for a directed share program. As a board member, Mr. Kimball was aware of this determination and again expressed an interest on behalf of TCV to participate in the offering. Mr. Kimball informed the Registrant's chief executive officer that TCV would be interested in purchasing up to $2,000,000 worth of stock in the offering. No agreement or arrangement was entered into at this time that would confirm TCV's right or ability to participate in the offering.

  The Registrant's chief executive officer and chief financial officer then discussed with the underwriters the potential reservation of a portion of the directed program shares to offer to TCV. At no time, did any representative from TCV (including Mr. Kimball) participate in these discussions. In early April 2006, the Registrant's chief executive officer and chief financial officer requested that the underwriters consider reserving up to $2,000,000 worth of stock in the directed share program for TCV.

  TCV has confirmed that they have not been contacted by the Registrant or any underwriter with respect to any offer to buy securities in this offering nor has their indication of interest been confirmed to date. The Registrant has confirmed that it has not made to date and will not make an offer to purchase any securities in the offering to TCV until such time as it can deliver to TCV a prospectus that complies with section 10(a) of the Act.

  We believe the Letter Agreement and recent discussions relating to TCV's indication of interest should not be treated as an offer of a security within the meaning of section 2(3) of the Act and should not be viewed as the completion of a private transaction through a registered public offering. We understand that it is an established Staff position that where an issuer enters into an arrangement with a third party providing for participation rights in the issuer's initial public offering, and where the issuer subsequently commences its initial public offering more than one year after entering into such arrangement, the issuer will not be deemed to have made an "offer" of its securities in violation of section 5 of the Act and the issuer may then issue shares to such third party in the initial public offering. We understand the Staff's position is based on analogies to the Division of Corporate Finance, Manual of Publicly Available Telephone Interpretations, July 1997, Section A, No. 66.

  In this case, the Letter Agreement was entered into more than two years ago. In addition, TCV has confirmed that with respect to this offering, it is not asserting any rights under the Letter Agreement.

  Based on the foregoing, we respectfully submit that the Letter Agreement should not be deemed to be an "offer" of the Registrant's securities in violation of section 5 of the Act, the reservation of shares at the Registrant's request for sale to TCV in the Registrant's initial public offering as part of the directed shared program is consistent with section 5 of the Act and the above described arrangements do not constitute a private transaction being completed through a registered public offering.

  The Registrant has revised disclosure in the Registration Statement relating to the reservation of shares to be offered to TCV to make clear to potential investors that the shares may be offered in the future and that TCV is under no obligation to accept this offer when made.

11.
With a view toward disclosure, please tell us reasons for the arrangement with your largest shareholder.

  Response: As discussed above, TCV has expressed an indication of interest in purchasing shares in the offering. The Registrant believes this request is a result of TCV's desire to increase its holdings as a result of its belief as to the attractiveness of an investment in the Registrant. The Registrant believes it is in the best interest of its stockholders because TCV has been a long-term holder of its stock and believes that TCV will continue to be an investor interested in the long-term performance of the Registrant.

Additional Accounting Information

Supplemental Question 1: On page F-6, what made up the $568,000 under the Additional Paid in Capital column of the "Amortization of deferred stock-based compensation" line of the Consolidated Statements of the Stockholders' Deficit and Redeemable Convertible Preferred Stock?

  Response: The $568,000 of additional paid in capital for the amortization of deferred stock-based compensation primarily consisted of $505,000 of stock-based compensation related to a restricted stock grant to a consultant of 35,000 shares and a stock option grant for 15,000 shares that was fully vested at the time of grant to another consultant in March 2006 as compensation as disclosed in Note 9 on page F-24 for services. The accounting for the stock-based compensation is in accordance with SFAS 123(R) using the fair value method and assumptions as disclosed in the footnote 1 on page F-12. The remaining $63,000 of the stock-based compensation expense consists of the amortization for options granted to employees in the first quarter. The accounting entry was to debit stock-based compensation expense and credit additional paid in capital.

* * * * *

        Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (650) 233-4754. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,
/s/ JAMES J. MASETTI
James J. Masetti
cc:
The Nasdaq Stock Market, Inc.
Mr. Fumihiro Kozato
Mr. Mark Voll
Mr. Christopher Kaufman
Mr. Jorge del Calvo
Ms. Davina K. Kaile

EXHIBIT A

Selling Stockholder		Position, Office or Other Material Relationship(1)	Date of Purchase	Shares Owned	Price per Share		Aggregate Purchase Price		Other Information(2)
Allison	Roberts	Former Employee	6/23/004	4,791		$0.90		$4,311.90
Bob	Casel	Former VP of Sales	8/11/2003	46,875		$0.90		$42,187.50
Chiao Jung	Huang		4/28/2004	10,000		$—		$—	Gift from JaoChing Lin. Original purchase 1/9/2002 at $0.15 per share.
Chien-Chung	Huang		9/8/1997	31,500		$0.05		$1,575.00
China Century Venture Capital Co., Ltd			10/29/1999 1/11/2006	191,540 25,000	$ $	1.50 0.15	$ $	287,310.00 3,750.00
Chin-Feng	Huang		7/10/1997	319,234		$0.50		$159,617.00
Christian	Rohrbach		7/5/2000	20,000		$4.50		$90,000.00
Chuan-Huai	Chen		8/31/1999	10,000		$1.50		$15,000.00
CSAM Funds			7/5/2000	389,465		$4.50		$1,752,592.50
Daniel	Kaelin		7/5/2000	10,000		$4.50		$45,000.00
Dragon Champ International Limited			8/18/1999	42,564		$1.50		$63,846.00
Feng	Yang		10/6/1997	86,250		$0.05		$4,312.50
Feng	Kuo	Chief Technical Officer	12/30/1998 12/17/2003 12/22/2003 1/7/2004	80,000 290,000 122,222 177,778	$ $ $ $	0.05 0.15 0.45 0.45	$ $ $ $	4,000.00 43,500.00 54,999.90 80,000.10
Frank	Yu		7/10/1997	368,655		$0.50		$184,327.50
Fumihiro	Kozato		7/7/1997 12/18/2003 12/18/2003	660,000 156,000 140,222	$ $ $	0.05 0.15 0.45	$ $ $	33,000.00 23,400.00 63,099.90
Genesis Microchip Incorporated			8/4/1999	468,209		$1.50		$702,313.50
Graham	Sangster	Former CFO	6/29/2001	125,000		$0.90		$112,500.00
Gregor	Bucher		7/5/2000	10,000		$4.50		$45,000.00
Hsi-Nan	Chen		7/10/1997	319,234		$0.50		$159,617.00
Hsing Bang	Lin		7/8/1997	287,500		$0.05		$14,375.00
IBT Ventures			8/31/2000	20,000		$4.50		$90,000.00
Isao	Sakamoto		3/20/1998	30,000		$—		$—	Gift from Hiro Kozato, President and CEO. Original purchase 7/7/97 at $0.05 per share.
Jaeryon	Lee	Former Employee	5/21/2002	15,104		$0.15		$2,265.60
Jerry	Tzou		9/17/1998	10,000		$—		$—	Gift from Ching-Hang Shen. Original purchase 7/10/97 at $0.50 per share.
Jill	Osato	Consultant	3/1/2000	20,000		$0.15		$3,000.00
Joerg	Schultz		7/5/2000	10,000		$4.50		$45,000.00
Johny	Chang	Current Employee	10/27/2005 1/6/2006	6,700 7,000	$ $	0.15 0.15	$ $	1,005.00 1,050.00
Jooyeon	Lee	Former Employee	5/21/2002 5/16/2006 5/16/2006	12,500 10,625 7,500	$ $ $	0.15 0.90 0.15	$ $ $	1,875.00 9,562.50 1,125.00
Keith	Saitoh		1/26/2000	10,000		$0.15		$1,500.00
Lauren	Davidson	Former Employee	2/17/2004	3,750		$0.90		$3,375.00
Mah Family Trust			10/29/1999	23,000		$1.50		$34,500.00

Selling Stockholder		Position, Office or Other Material Relationship(1)	Date of Purchase	Shares Owned	Price per Share		Aggregate Purchase Price		Other Information(2)
Mario	Seris		7/5/2000	10,000		$4.50		$45,000.00
Markus	Jenni		7/5/2000	10,000		$4.50		$45,000.00
Markus	Staubli		7/5/2000	10,000		$4.50		$45,000.00
Michele	Porro		7/5/2000	40,000		$4.50		$180,000.00
Millennia 2000 Venture Capital Investment Limited Partnership			3/26/2002	400,000		$5.00		$2,000,000.00
Mou-Fu Investment Consultant Ltd.	12/21/2004 12/21/2004	74,666 44,800	$ $	4.50 5.00	$ $	335,997.00 224,000.00	Purchased from Landmark Venture in a private purchase. Original purchase 8/31/00 at $4.50 per share.
									Purchased from Landmark Venture in a private purchase. Original purchase 2/19/02 at $5.00 per share.
No. 4 New Technology Business Investment LLP			3/11/2005	545,454		$5.50		$2,999,997.00
Paul	Hofer		7/5/2000	160,000		$4.50		$720,000.00
Peter	Schmid		7/5/2000	10,000		$4.50		$45,000.00
Philipp	Vorndran		7/5/2000	10,000		$4.50		$45,000.00
Pi-Hsun	Chen		7/10/1997	16,385		$0.50		$8,192.50
Robert	Stodieck	Former Employee	1/30/2003 1/30/2003	38,541 11,000		0.15 0.45	$ $	5,781.15 4,950.00
Shing-Jen	Yang		12/15/2003 12/19/2005	6,385 20,000	$ $	1.50 —	$ $	9,577.50 —	Gift from Wei-Chou Lin. Original purchase 8/18/99 at $1.50 per share.
Shoji	Sakamoto	Former Employee	12/30/00	17,112		$0.45		$7,700.40
Shoji	Sakamoto		3/7/04	50,000		$0.15		$7,500.00
Siliconware Investment Company Ltd.			7/10/1997	319,234		$0.50		$159,617.00
Simon	Westbrook	Former Consultant	12/4/2002	4,167		$0.90		$3,750.30
Tsutomu	Ogishi	12/21/2003 11/21/2003 11/21/2003	10,000 10,000 10,000	$ $ $	— — —	$ $ $	— — —	Gift from Wei-Chou Lin. Original purchase 12/2/99 at $0.15 per share.
Gift from Keiko Aotani. Original purchase 7/31/98 at $1.50 per share.
									Gift from Keiko Aotani. Original purchase 3/25/99 at $1.50 per share.
Urs	Schmid		7/5/2000	50,000		$4.50		$225,000.00
Wen Hwa	Lin		4/28/2004	10,000		$—		$—	Gift from JaoChing Lin. Original purchase 1/19/02 at $0.15 per share.
Yasuda Enterprise Development I			12/27/2001	400,000		$5.00		$2,000,000.00
Yifan	Lee	Current Employee	10/16/03 5/6/05 11/6/05	14,000 16,000 12,000	$ $ $	0.15 0.15 0.90	$ $ $	2,100.00 2,400.00 10,800.00
Yutaka	Konishi		1/28/2005	6,000		$—		$—	Gift from Osamu Iwasaki. Original purchase 8/18/99 at $1.50 per share.
Yves	Faroudja	Former Consultant	10/10/2005	15,000		$0.90		$13,500.00

(1)
Unless otherwise noted, stockholder has had no relationship in the past three years other than as a financial investor.

(2)
Unless otherwise noted, original purchaser's relationship with the Registrant was only that of a financial investor.